Exhibit 99.1

Puxin Limited Provides Business Updates

BEIJING, Dec 24, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today provided business updates following the recent regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”) and the related implementation rules, regulations and measures promulgated by competent authorities.

In compliance with the Opinion and applicable rules, regulations and measures, the Company plans to dispose tutoring services related to academic subjects (the “K-12 Academic AST Services”) at all learning centers across China (the “Disposal”). The Company is in discussion with potential buyers of the proposed disposal. The proposed transaction will be determined after negotiations between the Company and the potential buyers, subject to definitive agreements to be entered into by the relevant parties. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed. In the third quarter of 2021, revenues from the Company’s Academic AST Services accounted for approximately 59% of its total revenues.

In long-term, the Company will focus on educational services that are not related to the K-12 Academic AST Services, such as its Study Abroad Education Programs and Full Time Arts Education Programs. The Company will continue to explore potential strategic opportunities and provide updates as appropriate.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives of the Opinion and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and update its shareholders as appropriate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: continued listing of the ADSs on the NYSE, compliance with NYSE rules, future developments related to the Notes, the planned discontinuation and sale of the K-12 tutoring services, the Company’s goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business transition and expansion and successfully integrate new businesses, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

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